UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 3, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, April 3, 2018.

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material Fact – TGS is investing U$S 250 million in midstream infrastructure works to transport Vaca Muerta natural gas production.

Dear Sirs,

I am writing to you in my capacity as Alternate Head of Market Relations of  Transportadora de Gas del Sur S.A. (“TGS”), in order to report that on this date TGS executed an agreed minute with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén and Gas y Petróleo del Neuquén S.A. (“GyP”) (the “Agreed Minute”), whereby TGS is granted a concession to build and operate a gathering pipeline which will cross a number of fields in the Vaca Muerta formation; in addition, TGS will build and operate a conditioning plant (the “Project”).

It should be pointed out that the execution of the Agreed Minute is subject to approval by the Provincial Executive Branch, through the issuance of the corresponding Provincial Decree in the Official Gazette of the Province of Neuquén; as from which date it will come into effect. In addition, to make the Project feasible, TGS entered into natural gas transportation and conditioning agreements with certain natural gas producers.

The gathering pipeline, which will connect the Rincón La Ceniza area to the main transportation systems, will have a transportation capacity of 1.3 billion of cubic feet per day (“Bcf/d”) -expandable to 2.0 Bcf/d-, a length of 57 miles, a 36” diameter and will operate at a 97 Kg/cm2 pressure. The conditioning plant, which will adapt the quality of the natural gas before it enters the main natural gas transportation pipelines, will have an initial capacity of 177 million cubic feet per day, expandable in modules up to 2.0 Bcf/d.

The amount of the investment related to the Project’s first stage amounts to US$ 250 million and its execution will be implemented throughout the rest of the year 2018 and during part of the year 2019.

The Project represents an essential contribution to the development of the Vaca Muerta hydrocarbon formation, and both the National Government and that of the Province of Neuquén are highly interested in it, as it will provide the infrastructure required for the incremental natural gas production to enter the main natural gas transportation systems. For TGS, the development of the Project underscores its interest in the Argentine energy industry growth.

Best regards,

Alejandro Basso

Alternate Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: April 3, 2018.